

March 9, 2012

Via E-mail
Benson Tsang
Chief Financial Officer
ATA Inc.
8th Floor, Tower E
6 Gongyuan West Street
Jian Guo Men Nei
Beijing 100005, China

> **Re:** **ATA Inc.**
> **Form 20-F for fiscal year ended March 31, 2011**
> **Filed June 15, 2011**
> **File No. 001-33910**

Dear Mr. Tsang:

We have reviewed your filing and have the following comments. Please comply with the following comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F for fiscal year ended December 31, 2009

General

D. Risk Factors, page 5

1. Please include a separate risk factor with the heading that you may be unable to enforce the pledge agreement to obtain equity interest of ATA Online Education. We note that you cannot acquire the pledged equity interest directly if you choose to enforce the pledge agreement, because PRC Security Law prohibits direct transfer of pledged equity interest to a pledgor when the pledgor chooses to enforce the pledge, and requires that the disposal of pledged security interest must be accomplished by auction or public tender

procedures so that you would have to prevail at such auction.  It appears that if the equity pledge agreement were properly registered and thereby effective, any losses incurred by you would be compensated from the proceeds of enforcement of the pledged equity interest prior to those unsecured debts.  Moreover, even if you were to prevail in such auction or public tender procedures, you still are not allowed to hold the equity interest of ATA Online Education because Chinese law currently prohibits foreign investors from owning equity interests in companies engaged in distribution of Internet content in the PRC, as you state on page 40.  Therefore, it appears that this equity pledge if properly registered and thereby effective, would operate as collateral security for the prompt and complete payment and performance of the obligations of ATA Online Education under the Technical Support Agreement.  Clarify the purpose and effect of the equity pledge agreement.  Further explain that this equity pledge agreement is only enforceable by you if it is registered with the local SAIC office and confirm date and place of registration of same.

If Microsoft exercises its contractual option to acquire the course code of our Dynamic Simulation Technology…, page 8

2.  Please file a copy of the Simulation Technology License Agreement you have entered into with Microsoft as an exhibit to your Form 20-F for fiscal year ended March 31, 2012.  We note your disclosure that Microsoft can exercise an option under the agreement to acquire for $3.0 million a perpetual royalty-free license to the source code of your Dynamic Simulation Technology, along with the right to freely sell, license or sublicense the source code to third parties.  In addition, we note your disclosure that the exercise of this option, and the subsequent sublicensing of any rights to third parties, may materially adversely affect your future revenues and competition.  As a result, the Simulation Technology License Agreement appears to be a material contract that is required to be filed as an exhibit pursuant to Item 601(b)(10) of Regulation S-K.  In the alternative, explain to us why you determined you were not required to file a copy of the agreement as an exhibit.

Substantial uncertainties and restrictions exist with respect to the application and implementation of Chinese laws and regulations…, page 13

3.  We note your disclosure on page 70 that ATA Online's shareholders have pledged to ATA Learning their entire equity ownership interests in ATA Online under the Equity Pledge Agreement.  We also note disclosure on page 13 that the registration of the Equity Pledge Agreement is "currently in progress."  Disclose which agency in which city your Equity Pledge Agreement registration is currently on file in.  Please also disclose when you filed for registration of the agreement and discuss whether the pledge agreement is enforceable prior to registration.  We note your disclosure that under PRC law, a pledge of equity interests can only be valid after such pledge is registered at the relevant agency.  If the pledge agreement is not yet registered, discuss the effect the unenforceability of this agreement may have on your business, financial condition and results of operations.

Our contractual arrangements with ATA Online and its shareholders do not provide us with
ownership interests…, page 14

4.  Please revise your disclosure to discuss the specific contractual arrangements to which
    you refer in this risk factor.  Provide disclosure discussing that you may not be able to
    enforce the obligations pursuant to contractual arrangements such as the Equity Pledge
    Agreement until the agreement is registered with the PRC authorities.

5.  We note your disclosure that your contractual arrangements through which you direct the
    activities of ATA Online may not be effective and that you may be unable to enforce
    these contractual arrangements.  Please provide us with an analysis in a supplemental
    response as to statutory rights under PRC Contract law to unilaterally terminate an
    agreement, including the potential basis for such termination that may present itself with
    respect to your contractual agreements with your PRC operating affiliate.  Please include
    reference to the appropriate articles of PRC law.

We may lose the ability to use and enjoy assets…..page 15

6.  We note your disclosure that you may lose the ability to use and enjoy the assets held by
    ATA Online that are important to the operation of your business if ATA Online goes
    bankrupt or becomes subject to a dissolution or liquidation proceedings.  Please disclose
    whether or not you have any pledge agreements with respect to these underlying assets as
    collateral to secure the responsibilities of ATA Online.  For example, we note that some
    VIE structures employ pledge agreements to secure the underlying assets of the operating
    affiliate.

7.  Please discuss the priority your equity pledge agreement, if properly registered and
    thereby effective, would have "[i]f ATA Online goes bankrupt and all or part of its assets
    become subject to liens or rights of third-party creditors."  Please include all appropriate
    PRC Rules, Regulations, Circulars and other guidance in your analysis.

8.  Please disclose whether, and if so, which of your VIE agreements speak to the right or
    restriction of ATA Online to undergo a voluntary liquidation proceeding.  In a
    supplemental analysis, please provide us with an analysis as to how your VIE agreements
    would work in any liquidation proceeding, both voluntary and involuntary.  Please
    include all appropriate PRC Rules, Regulations, Circulars and other guidance in your
    analysis.

Because we may rely on dividends and other distributions…, page 15

9.  We note that as of March 31, 2011, your Chinese subsidiaries have allocated RMB7.2
    million, or $1.1 million, to your general reserve fund.  Please disclose whether the
    allocations you have made thus far to your statutory reserve fund comply with the
    applicable PRC laws and regulations.  To the extent that you have not complied with

these requirements, please quantify any fines or penalties the company may be subject to as a result of such non-compliance.

Under the New EIT Law, we may be classified as a "resident enterprise" of China…, page 16

10. Provide specific disclosure of the Company's belief whether the Company is a resident enterprise and subject to the enterprise income tax rate of 25% for its global income. If not, include discussion of the relevant facts and circumstances that provide the basis for your belief that you are not a resident enterprise. If considered a resident enterprise, discuss whether the Company is subject to the lower withholding income tax rate available for dividends paid to non-resident enterprises by resident enterprises.

Restrictions on currency exchange may limit our ability to utilize our revenues effectively…, page 18

11. Please describe the procedural requirements the Company must comply with in order to pay dividends in foreign currencies without prior approval from SAFE. In addition, please discuss, if material, any restrictions on your ability to use the revenues from your PRC subsidiaries. Disclose whether revenues generated in the PRC can be used (either with or without regulatory approval), to:

- pay off debt generated outside of the PRC;
- pay employees located outside of the PRC in currency other than the Renminbi; or
- pay for capital expenditures outside of the PRC in currency other than the Renminbi.

In addition, if your PRC subsidiaries liquidate, please indicate whether the proceeds from the liquidation of the assets could be used outside of the PRC or be paid to investors who are not PRC nationals. Please include all appropriate PRC Rules, Regulations, Circulars and other guidance in your analysis.

Item 4. Information on the Company, page 23

B. Business Overview, page 23

12. Provide the basis for your statement that you are the leading provider of computer-based testing services in China.

Foreign Ownership Restrictions on Internet Content Provision Business, page 35

13. We note your discussion on page 36 of an opinion from your PRC counsel regarding the validity and enforceability of your contractual arrangements among your PRC subsidiaries and ATA Online. Please file the legal opinion of your PRC counsel, Jincheng Tongda & Neal Law Firm, as an exhibit to your Form 20-F.

C. Organizational Structure, page 39

Corporate Structure and Arrangements with Our Affiliated PRC Entity, page 40

14. You disclose that you "do not have any direct ownership interest or direct shareholding rights in ATA Online and as a result do not have direct control or direct oversight over ATA Online." This disclosure seems inconsistent with your assertion in note 2(v) to the financial statements at page F-17 that through contractual agreements you have the ability to direct the activities of ATA Online that most significantly impact its economic performance, which is the basis for the consolidation of ATA Online in your financial statements. Please revise these disclosures to clarify the extent of your involvement in the activities of ATA Online.

Item 5. Operating Results and Financial Review and Prospects, page 41

15. Include in your discussion of operating results information that would allow investors to evaluate the nature of the assets held by and the operations and cash flows of the entities apart from ATA Online Education Limited.

16. Include a detailed discussion of risks and uncertainties that may result in deconsolidation of ATA Online Education Limited.

Item 7. Major Shareholders and Related Party Transactions, page 69

Related Party Transactions, page 69

17. Please disclose the total amounts outstanding of the loans made to each of the ATA Online shareholders.

(2) Summary of Significant Accounting Policies
(v) Variable Interest Entities, F-17

18. Please provide all of the disclosures described in ASC 810-10-50 in regards to ATA Online Education Limited which should include:

- the significant assumptions and judgments made in determining whether to consolidate;
- description of how contract terms grant power to direct significant activities and right to economic returns;
- the nature of restrictions on the consolidated assets and carrying amount of the assets;
- the nature of, amount of changes in, and the risk associated with your involvement in ATA Online Education Limited;
- whether enforceability of contracts represents significant judgments or assumptions;

Benson Tsang
ATA Inc.
March 9, 2012
Page 6

- how your involvement with ATA Online Education Limited affects your financial position, financial performance, and cash flows;
- policy regarding how net income is attributed to non-controlling interests; and,
- present separately on your balance sheets the assets of ATA Online Education Limited that can only settle its obligations and liabilities for which creditors do not have recourse to the general credit of ATA Inc.

19. Expand the disclosure of your contractual arrangements to describe the significant provisions of each agreement.  Also include a description of how the contractual arrangements grant power to direct activities that most significantly impact economic returns and provide you with economic returns.  In addition, please revise the disclosures to address the following:

- Disclose the remaining terms of the contracts;
- Expand the description of how the contracts renew to clarify whether the approval of the ATA Online is required; and,
- Clarify whether ATA Online can terminate any of the arrangements during the contract term or upon expiration of the contract.

20. Disclose whether the owners of ATA Online are different than the owners of your wholly owned foreign entities.

21. You disclose that the Technical support agreement, dated October 27, 2006 and the Strategic consulting service agreement, dated October 27, 2006 allow you to charge ATA Online an adjustable monthly service fee that is paid quarterly.  Please describe in more detail how the service fees are determined and how significant the fees are.  In addition disclose how much the fees have been quarterly and how much of those fees have been paid.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

Benson Tsang
ATA Inc.
March 9, 2012
Page 7

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Michael Henderson, Staff Accountant, at (202) 551-3364, or Terry French, Accountant Branch Chief, at (202) 551-3810, if you have questions regarding comments on the financial statements and related matters.  Please contact Reid Hooper, Attorney-Adviser, at (202) 551-3359, Celeste M. Murphy, Legal Branch Chief, at (202) 551-3257, or me, at (202) 551-3810 with any other questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director